Exhibit 99.(a)(1)(E)

Subject: Option Exchange Program

Today, we are announcing that we are offering you the opportunity to exchange, on a grant-by-grant basis, outstanding eligible stock options that were granted under our 1993 Long-Term Stock Incentive Plan and our 2000 Long-Term Stock Incentive Plan, whether vested or unvested, for either (i) shares of restricted stock that we will grant under the 2000 Plan (if all of your eligible options are exchangeable in this offer for a total of 1,000 or more shares of restricted stock) or (ii) cash (if all of your eligible options would otherwise be exchangeable for a total of less than 1,000 shares of restricted stock).  Generally eligible options are those with an exercise price of over $10.00 per share.  In the next few days you will receive material in the mail describing the offer, including an individual statement detailing the options eligible for exchange and the number of shares of restricted stock or the amount of cash, as the case may be, that you may exchange in the offer.

The purpose of this offer is to promote the interests of our stockholders by (i) enhancing our ability to motivate and retain valued directors and employees, (ii) reducing our “overhang” of outstanding awards by exchanging eligible options under an exchange ratio for a lesser number of shares of restricted stock and (iii) reducing the administrative burden on the Company relating to the Plans.  Because the number of shares of restricted stock that will be issued in this offer is less than the number of shares subject to outstanding options and the “excess” option shares and the shares of common stock underlying the options purchased for cash will be available for equity awards under the 2000 Plan, the offer will increase the number of shares available to us that we may use for future equity award grants under the Plans, although it will not increase the total number of shares that we may issue under the Plans.  The material you will be receiving contains program details, including a description of the vesting rules that will apply to the shares of restricted stock to be issued in exchange for stock options.

The decision of whether or not to participate in the program is a personal one to be made based on each person’s own unique circumstances. Please make sure to study carefully the program materials you receive. They should provide all the information you need to make an informed decision.  In addition, you are strongly encouraged to consult with your advisors, including your tax advisor, before making any decisions regarding the offer.

James B. Perry

Chief Executive Officer